Exhibit 99.1

ReneSola Updates Second Quarter and Full Year 2013 Outlook

JIASHAN, China, July 16, 2013 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading brand and technology provider of solar photovoltaic (“PV”) products, announced updates to its second quarter and full year 2013 outlook.

Based on preliminary data, ReneSola provides the following updates to its second quarter 2013 outlook:

•	The Company estimates its total solar wafer and module shipments to be in the range of 760 megawatts (“MW”) to 770 MW, compared to its previously guided range of 700 MW to 720 MW.
•	The Company estimates its solar module shipments to be in the range of 450 MW to 460 MW, compared to its previously guided range of 400 MW to 420 MW.
•	The Company estimates its revenues to be in the range of $365 million to $375 million, compared to its previously guided range of $310 million to $330 million.
•	The Company estimates its gross margin to be in the range of 5% to 6%, compared to its previously guided range of 3% to 5%.

Based on preliminary data, ReneSola provides the following updates to its full year 2013 outlook:

•	The Company estimates its total solar wafer and module shipments to be in the range of 2.8 gigawatts (“GW”) to 3.0 GW, compared to its previously guided range of 2.7 GW to 2.9 GW.
•	The Company estimates its solar module shipments to be in the range of 1.6 GW to 1.8 GW, compared to its previously guided range of 1.4 GW to 1.6 GW.

Mr. Xianshou Li, ReneSola’s chief executive officer, said, “Amid a challenging macro environment, we have transformed our company into a global solar brand and technology leader. Furthermore, we have substantially expanded our solar module business in several key international markets through effective sales and marketing of our leading-edge, proprietary technology while leveraging our efficient manufacturing processes. With the support of our growing downstream businesses, we expect to deliver improved results in the second half of 2013.”

About ReneSola

Founded in 2005, ReneSola (NYSE:SOL) is a leading brand and technology provider of solar PV products. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Investor Relations

ReneSola Ltd

Tel: +86-573-8473-9011

E-mail: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: sol@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial

Tel: +1-646-460-9989

E-mail: sol@ogilvy.com